UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JMG Exploration, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46621A109

(CUSIP Number)

Marcia Johnston

Suite 2600, 500 – 4th Avenue S.W.

Calgary, Alberta, Canada T2P 2V6

(403) 537-3250

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 46621A109
1.	Names of Reporting Persons. JED Oil Inc.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alberta, Canada
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 250,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 250,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.1% based upon total number of shares reported to be outstanding.
14.	Type of Reporting Person CO

Item 1. Name of Issuer.

This Schedule 13D relates to the common stock, $.001 par value per share (the Common Stock”) of JMG Exploration, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at Suite 2600, 500 - 4th Avenue S.W., Calgary, Alberta, Canada, T2P 2V6. Following its initial public offering of common stock and warrants on August 3, 2005 the Company has 4.1 million shares of common stock outstanding after giving effect to sales of all shares including sales of 285,000 shares pursuant to the underwriter’s over allotment option.

 Item 2. Identity and Background.

This Statement is filed on behalf of JED Oil Inc., an Alberta, Canada corporation (the “Reporting Person”).

(a)

JED Oil Inc.

(b)

Suite 2600, 500 - 4th Avenue S.W., Calgary, Alberta, Canada, T2P 2V6.

(c)

n/a

(d)

During the last five years, JED Oil Inc. has not been convicted in a criminal proceeding.

(e)

During the last five years, JED Oil Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Alberta, Canada corporation.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the Common Stock utilizing corporate funds. The aggregate purchase price for the shares of Common Stock purchased by JED Oil Inc. was $1,000,000.

Item 4. Purpose of Transaction.

Investment

Item 5. Interest in Securities of the Issuer.

(a)

Aggregate number of shares beneficially owned: 250,000   (6.1%)

(b)

JED Oil Inc. has sole voting and dispositive power over their 250,000 shares.

(c)

Transactions effected during the past sixty days:

None.

Item 6. Contracts, Arrangements, Understandings or Relationships

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 3, 2005

/s/ Bruce A. Stewart

________________________

Bruce A Stewart, Chief Financial Officer, JED Oil Inc.